UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NORTHERN OIL AND GAS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

665531109

(CUSIP Number)

Michael G. Smith

TRT Holdings, Inc.

4001 Maple Ave.

Suite 600

Dallas, Texas 75219

214-283-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531109

1.	Names of Reporting Person: TRT Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,095,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,095,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,095,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.08%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,646,147

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,646,147

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,646,147

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.70%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Cresta Greenwood, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,223

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,344,223

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,344,223

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.20%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 665531109

1.	Names of Reporting Person: Robert B. Rowling

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,085,370

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,085,370

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,085,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.98%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 665531109

The Schedule 13D (the “Schedule 13D”) filed on December 8, 2014 by TRT Holdings, Inc. (“TRT Holdings”), Cresta Investments, LLC (“Cresta Investments”), Cresta Greenwood, LLC (“Cresta Greenwood”) and Robert B. Rowling (“Mr. Rowling” and, collectively with TRT Holdings, Cresta Investments and Cresta Greenwood, “TRT”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 1 (“Amendment No. 1”).

Item 4.         Purpose of Transaction

The Schedule 13D is hereby amended to supplement Item 4 with the following:

On January 2, 2015, TRT entered into a letter agreement (the “Letter Agreement”) with the Issuer.  Pursuant to the Letter Agreement, the Issuer certified to TRT that a duly authorized committee of the Issuer’s Board of Directors (the “Board”) has approved, for purposes of Section 302A.673 of the Minnesota Business Corporation Act (the “MBCA”), TRT’s acquisition of shares of Common Stock in excess of 10% of the issued and outstanding Common Stock but less than 20% of the issued and outstanding Common Stock and providing that TRT will not be an “interested shareholder” (as defined in the MBCA) of the Issuer if TRT becomes the beneficial owner of 10% or more of the issued and outstanding Common Stock but less than 20% of the issued and outstanding Common Stock.  If TRT becomes the beneficial owner of 20% or more of the outstanding Common Stock (the date of such event, the “20% Shareholder Date”), then the Letter Agreement provides that TRT may not engage in any extraordinary transaction involving the Issuer for a period of four years following the 20% Shareholder Date unless the extraordinary transaction or the acquisition of shares made by TRT to cause TRT to become a 20% Shareholder is approved by a special committee of the Board in accordance with the provisions of the Letter Agreement.

Under the Letter Agreement, TRT has agreed to vote all shares of Common Stock that it is entitled to vote at the Issuer’s 2015 annual meeting of shareholders (the “2015 Annual Meeting”) as follows: (1) in favor of the election of each of the Board’s nominees for director, (2) in accordance with the Board’s recommendation with respect to any proposal (i) to ratify the Issuer’s independent registered public accounting firm and (ii) to approve, on an advisory basis, the compensation of the Issuer’s named executive officers, and (3) on any other matters that properly come before the 2015 Annual Meeting, in the same manner and proportion as the other shareholders of the Issuer vote their shares of Common Stock on such matters.

In the Letter Agreement, TRT also agreed to certain restrictions, including not to (1) propose any shareholder proposal or seek the nomination of any candidate as a director of the Issuer at the 2015 Annual Meeting, (2) make any proposal or offer with respect to an extraordinary transaction involving the Issuer from the date of the Letter Agreement until the earlier to occur of (i) May 30, 2015 or (ii) the date of the 2015 Annual Meeting (subject to certain exceptions as set forth in the Letter Agreement), (3) seek to call any special meeting of shareholders of the Issuer on or prior to December 31, 2015, and (4) solicit shareholders of the Issuer with respect to the approval of any shareholder proposal or the nomination of any candidate as a director of the Company in opposition to the recommendation of the Board from the date of the Letter Agreement until the earlier to occur of (such earlier date, the “Termination Date”): (i) October 31, 2015 or (ii) the date that is 60 days prior to any advance notice deadline applicable to the Issuer’s shareholders for bringing any shareholder proposal or nominating any candidate as a director at the Issuer’s 2016 annual meeting of shareholders.

The Letter Agreement also provides that until the Termination Date the Issuer and TRT will not disparage each other, subject to certain exceptions set forth in the Letter Agreement.

The description of the Letter Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement attached hereto as Exhibit 99.1 to this Amendment No. 1, which is incorporated herein by reference.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Schedule 13D is hereby amended to supplement Item 6 with the following:

The information set forth above in Item 4 is incorporated herein by reference.

Item 7.            Material to be Filed as Exhibits

The Schedule 13D is hereby amended to supplement Item 7 with the following:

Exhibit 99.1         Letter Agreement, dated January 2, 2015, by and between the Issuer and TRT

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, such persons certify that the information set forth in this statement is true, complete and correct.

Dated as of:  January 5, 2015

TRT Holdings, Inc.

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Senior Vice President

Cresta Investments, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Secretary

Cresta Greenwood, LLC

By:	/s/ Michael G. Smith
	Name:	Michael G. Smith
	Title:	Vice President

/s/ Robert B. Rowling
Robert B. Rowling

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).